

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 19, 2017

<u>Via E-mail</u>
Mr. Richard A. O'Leary
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

> **RE: International Flavors & Fragrances Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-4858**

Dear Mr. O'Leary:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 1. Business, page 3

1.   Please revise future filings to name your significant customer as required by Item 101(c)(1)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Non-GAAP Financial Measures, page 49

2.   Please revise future filings to expand your disclosure here, and in earnings releases filed on Form 8-K, to more clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Item 15. Exhibits and Financial Statement Schedules, page 57</u>
<u>Note 18. Commitments and Contingencies, page 96</u>
<u>Litigation, page 96</u>

3.   We note that during the third quarter of 2016 the Court directed you and ZoomEssence, Inc. to mediate your dispute and you engaged in mediation and settlement discussions that have not resulted in the resolution of this litigation to date. We also note that you recorded reserves of $25 million during each of the three months ended September 30, 2016 and December 31, 2016. Please provide us with detailed information that more fully explains the timing of and increases in your litigation accrual. Specifically, please address why you accrued $25 million during the three months ended September 30, 2016 and why you accrued an additional $25 million during the three months ended December 31, 2016. Please also address the specific facts and circumstances that changed your assessment of this matter, after you filed your June 30, 2016 Form 10-Q, in which you concluded this matter would not result in a material loss.

<u>Form 8-K Filed February 15, 2017</u>

4.   In your disclosures regarding the non-GAAP financial measures you present, we note you refer to legal charges/credits, gain on sale of assets, operational improvement initiatives and acquisition related costs as significant items of a non-recurring and/or nonoperational nature. It appears to us that these items do not meet the definition of non-recurring set forth in Item 10(e)(ii)(B) of Regulation S-K and Question 102.03 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please do not refer to adjustments as being non-recurring unless they comply with this guidance. For items you identify as nonoperational but are recurring, please revise your disclosures accordingly in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief
                                                Office of Manufacturing and
                                                Construction